

BB 3/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52119

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/09__ AND ENDING __12/31/09__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Castle Financial Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

384 RXR Plaza
(No. and Street)

Uniondale	NY	11556
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Lodati   516-349-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Giovanniello, CPA
(Name – if individual, state last, first, middle name)

100 Merrick Road, Suite 206W, Rockville Centre, NY 11570

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY	120

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____Anthony Lodati_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____New Castle Financial Services, LLC_____ , as
of _____December 31_____ , 20 09 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW CASTLE FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009

NEW CASTLE FINANCIAL SERVICES, LLC

DECEMBER 31, 2009

TABLE OF CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS:	
Statement of Financial Condition As of December 31, 2009	2
Statement of Income (Loss) Year ended December 31, 2009	3
Statement of Changes in Members' Equity Year ended December 31, 2009	4
Statement of Cash Flows Year ended December 31, 2009	5
Notes to Financial Statements	6-9
SUPPLEMENTARY INFORMATION:	
Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	10
Computation of Net Capital under rule 15c3-1 of the Securities and Exchange Commission	11
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	12-13
Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	14-15
Transitional Assessment Reconciliation (SIPC-7T) for the Year Ended December 31, 2009	16

RAYMOND GIOVANNIELLO

Certified Public Accountant

100 Merrick Road-Suite 206West-Rockville Centre, NY 11570
516-887-8414   Fax 516-887-0574

INDEPENDENT AUDITORS' REPORT

To the Members of
New Castle Financial Services, LLC

We have audited the accompanying statement of financial condition of New Castle Financial Services, LLC ("The Company") as of December 31, 2009, and the related statements of income (loss), changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Castle Financial Services, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raymond Giovanniello, CPA
Rockville Centre, NY
February 26, 2010

NEW CASTLE FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$50,174
Due from broker	119,842
Deposit with clearing organization	50,000
Securities owned, at fair value (Note 3)	189,104
Miscellaneous receivables	29,150
Other assets	45,000
Total assets	$483,270

COMMITMENTS AND CONTINGENCIES (Note 6)

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$225,734
Members' equity	257,536
Total liabilities and members' equity	$483,270

The accompanying notes are an integral part of these financial statements

Revenues:	
Commissions	$3,656,482
Miscellaneous income	370,690
Interest	15,309
Total revenues	4,042,481
Expenses:	
Commissions and other employee compensation and benefits	3,038,148
Registration and clearance fees	314,855
Occupancy (Note 6)	203,219
Communications and data processing	69,333
Interest	5,375
Other expenses	866,908
Total expenses	4,497,838
Net loss	($455,357)

The accompanying notes are an integral part of these financial statements

NEW CASTLE FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Balance, January 1, 2009 (Note 7)	$313,893
Capital contributions	399,000
Net loss	(455,357)
Balance, December 31, 2009	$257,536

The accompanying notes are an integral part of these financial statements

- 4 -

NEW CASTLE FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($455,357)
Adjustment to reconcile net income to cash	
provided by operating activities:	
Depreciation	36,642
Abandonment of furniture & fixtures, equipment and	123,393
leasehold improvements	
(Increase) decrease in assets:	
Due from broker	(16,879)
Deposit with clearing organizations	22,287
Securities owned, at fair value	71,526
Miscellaneous receivables	(24,033)
Other assets	(5,969)
Increase (decrease) in liabilities	
Accounts payable and accrued expenses	(101,145)
Net cash used by operating activities	(349,535)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	399,000
Net cash provided by financing activities	399,000
NET INCREASE IN CASH	49,465
CASH, January 1, 2009 (Note 2)	709
CASH, December 31, 2009 (Note 2)	$50,174

The accompanying notes are an integral part of these financial statements

1. **Nature of Business**

    New Castle Financial Services, LLC ("The Company") was formed 12/12/06 in the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. **Summary of Significant Accounting Policies**

    Basis of presentation - The Company is engaged as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory.

    Revenue recognition – Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date, unless the difference between settlement and trade date is significant to the Company's financial statement.

    Income Taxes - The Company is a single member LLC and is treated as a disregarded entity for tax purposes. No provision has been made for federal and state income taxes since these taxes are the responsibility of its member.

    Depreciation – Depreciation is primarily using the straight line method over the estimated useful life of the assets.

    Estimates – The presentation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

    Statement of cash flows – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

    Fair Value Measurements – The Company applies GAAP for fair value measurements of financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

NEW CASTLE FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

2.   Summary of Significant Accounting Policies (continued)

FASB ASC 740 Income Taxes - Beginning with the tax year ending December 31, 2009, the Company has adopted FIN 48-Accounting for Uncertain Tax Positions. As of December 31, 2009 the company believes that there are no uncertain tax positions.

3.   Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

-    Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
-    Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
-    Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The company's fair value of securities owned at Level 1 is $189,109.

4.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital requirements and require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1).   At December 31, 2009, the Company had net capital of $76,611 which was $61,562 in excess of its required net capital of $15,049. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 is 4.18 to 1.

5.   **Concentrations of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include retail customers, broker-dealers, banks and other financial institutions.   In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6.   **Commitments and Contingencies**

Occupancy

The Company has a lease for office space at its main location in Uniondale, New York.   The lease has a base rent of $11,195.50 per month until lease expiration in September 2010.

The Company also leases office space on a month to month basis at its New York City location for $ 13,463.

Rental expense for the year ending December 31, 2009 was $203,219.

The Company's future minimum lease commitments under its rental lease are $89,564 for the year ending December 31, 2010.

6. **Commitments and Contingencies (continued)**

Regulatory and Legal Matters

Legal counsel has advised us that FINRA issued a "Wells letter" dated March 27, 2009 notifying the Company that FINRA's enforcement department has made a preliminary determination to recommend that a formal disciplinary action be brought against the Company, citing numerous findings, as a result of FINRA's audit examination for 2007 and 2008. As of report date, there has been no resolution to this matter and therefore there is no quantification of any disciplinary action.

7. **Prior Period Adjustment**

Miscellaneous receivables and due from broker were overstated by $106,245 and $96,030 respectively as of December 31, 2008. The net effect of these adjustments resulted in a $202,275 decrease in member's equity as of December 31, 2008.

8. **Subsequent Events**

There are no events that have occurred subsequent to the statement of financial condition date through the date of the auditors' report that would require adjustment to or disclosure in the financial statements

RAYMOND GIOVANNIELLO
Certified Public Accountant

100 Merrick Road-Suite 206West-Rockville Centre, NY 11570
516-887-8414   Fax 516-887-0574

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTAL INFORMATION
REQUIRED BY 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
New Castle Financial Services, LLC
Uniondale, NY

We have audited the accompanying financial statements of New Castle Financial Services, LLC, as of and for the year ended December 31, 2009 and have issued our report thereon dated February 26, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Raymond Giovanniello, CPA
Rockville Centre, NY
February 26, 2010

NEW CASTLE FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Net capital
Total members' equity $257,536

Deductions and charges:
Non-allowable assets:
Miscellaneous receivable 29,150
Other assets 45,000

Total non-allowable assets 74,150
Blockage charges 76,090

Total deductions and charges 150,240

Net capital before haircuts on securities positions 107,296

Haircuts:
Securities 16,952
Undue concentration 13,733

Total haircuts 30,685

Net Capital (Note 4) $76,611

Aggregate indebtedness:
Accounts payable and accrued expenses $225,734

Computation of basic net capital requirement:

Minimum net capital required (Note 4) $15,049

Excess net capital $61,562

Excess net capital at 1000% percent $54,038

Ratio: aggregate indebtedness to net capital 4.18 to 1

Reconciliation with compnay's computation (included in part IIA of form
X-17A-5(a) as of December 31, 2009):
Net capital, as reported in Company's Part II(unaudited) FOCUS report $76,611
Net capital per above 76,611

Difference $0

The accompanying notes are an integral part of these financial statements

RAYMOND GIOVANNIELLO
Certified Public Accountant

100 Merrick Road-Suite 206West-Rockville Centre, NY 11570
516-887-8414   Fax 516-887-0574

**SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5**

To the Members
New Castle Financial Services, LLC
Uniondale, NY

In planning and performing our audit of the financial statements and supplemental schedules of New Castle Financial Services, LLC (the "Company"), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Giovanniello, CPA
Rockville Centre, New York
February 26, 2010

RAYMOND GIOVANNIELLO
Certified Public Accountant

100 Merrick Road-Suite 206 West-Rockville Centre, NY 11570
516-887-8414   Fax 516-887-0574

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
New Castle Financial Services, LLC
Uniondale, NY

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by New Castle Financial Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating New Castle Financial Services, LLC compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). New Castle Financial Services, LLC's management is responsible for the New Castle Financial Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

**INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING
AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION
(CONTINUED)**

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Giovanniello, CPA
Rockville Centre, NY
February 26, 2010

SIPC Net operating revenues from 4/1/09 to 12/31/09		$3,021,429
Genreal assessment rate		0.0025
Genral assessment		7,554
Less payments made:		
2009 sipc-4 on 1/1/09	150	
SIPC -6 ON 9/2/09	2,597	
		2,747
Total assessment balance at 12/31/09		$4,807

The accompanying notes are an integral part of these financial statements